================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For the quarter ended September 28, 2001

                          FRESH DEL MONTE PRODUCE INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               THE CAYMAN ISLANDS
                         (State or Other Jurisdiction of
                         Incorporation or Organization)
                            WALKER HOUSE, MARY STREET
                                  P.O. BOX 265
                            GEORGE TOWN, GRAND CAYMAN
              (Address of Registrant's Principal Executive Office)
                       C/O DEL MONTE FRESH PRODUCE COMPANY
                                800 DOUGLAS ROAD
                             NORTH TOWER, 12TH FLOOR
                           CORAL GABLES, FLORIDA 33134
                 (Address of Registrant's U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in millions)




                                                                             SEPTEMBER 28,              DECEMBER 29,
                                                                                 2001                       2000
                                                                                 ----                       ----
      ASSETS                                                                  UNAUDITED

      Current assets:
        Cash and cash equivalents                                            $      13.8                $      10.6
        Trade accounts receivable, net of allowance of $13.0 and
         $12.5, respectively                                                       135.3                      142.7
        Advances to growers and other receivables, net of allowance
         of $7.6 and $4.9, respectively                                             41.3                       56.3
        Inventories                                                                189.1                      188.8
        Prepaid expenses and other current assets                                   11.7                        6.5
                                                                             -----------                -----------
                        Total current assets                                       391.2                      404.9
                                                                             -----------                -----------

      Investments in unconsolidated companies                                       42.7                       51.7
      Property, plant and equipment, net                                           666.6                      635.6
      Other noncurrent assets                                                       39.3                       47.9
      Goodwill, net of accumulated amortization of $12.0
        and $9.3, respectively                                                      77.9                       81.5
                                                                             -----------                -----------
                        Total assets                                         $   1,217.7                $   1,221.6
                                                                             ===========                ===========

                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     CONSOLIDATED BALANCE SHEETS (continued)
                  (U.S. dollars in millions, except share data)



                                                                        SEPTEMBER 28,              DECEMBER 29,
                                                                            2001                       2000
                                                                            ----                       ----
LIABILITIES AND SHAREHOLDERS' EQUITY                                     UNAUDITED

Current liabilities:
 Notes payable to banks                                                 $      4.4                $      0.4
 Accounts payable and accrued expenses                                       198.4                     187.1
 Current   portion  of   long-term   debt  and  capital   lease
   obligations                                                                48.7                      51.1
 Income taxes payable                                                         17.1                       9.4
                                                                        ----------                ----------
         Total current liabilities                                           268.6                     248.0
                                                                        ----------                ----------

Long-term debt                                                               279.6                     416.6
Capital lease obligations                                                     16.7                      17.4
Retirement benefits                                                           54.5                      53.2
Other noncurrent liabilities                                                  24.8                       9.6
Deferred income taxes                                                         16.8                       8.5
                                                                        ----------                ----------
         Total liabilities                                                   661.0                     753.3
                                                                        ----------                ----------

Minority interest                                                             11.7                      11.1

Commitments and contingencies

Shareholders' equity:
  Preferred shares, $0.01 par value; 50,000,000 shares
     authorized; none issued or outstanding                                     --                        --
  Ordinary shares, $0.01 par value; 200,000,000 shares
     authorized; 53,969,600 and 53,763,600 shares issued and
     outstanding, respectively                                                 0.5                       0.5
  Paid-in capital                                                            328.8                     327.1
  Retained earnings                                                          231.1                     140.2
  Accumulated other comprehensive loss                                       (15.4)                    (10.6)
                                                                        ----------                ----------
         Total shareholders' equity                                          545.0                     457.2
                                                                        ----------                ----------
         Total liabilities and shareholders' equity                     $  1,217.7                $  1,221.6
                                                                        ==========                ==========


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                        CONSOLIDATED STATEMENTS OF INCOME
                                    UNAUDITED
                  (U.S. dollars in millions, except share data)

                                                             QUARTER ENDED                          NINE MONTHS ENDED
                                                             -------------                          -----------------
                                                   SEPTEMBER 28,       SEPTEMBER 29,       SEPTEMBER 28,        SEPTEMBER 29,
                                                        2001                2000                2001                2000
                                                        ----                ----                ----                ----
    Net sales                                        $ 430.7            $   395.8           $ 1,506.0           $ 1,448.1
    Cost of products sold                              366.1                373.9             1,274.7             1,306.6
                                                     -------            ---------           ---------           ---------
         Gross profit                                   64.6                 21.9               231.3               141.5

    Selling, general and administrative
      expenses                                          19.0                 18.3                64.2                57.3
    Amortization of goodwill                             0.9                  0.9                 2.6                 2.6
    Provision for Kunia Well Site                       15.0                   --                15.0                  --
    Asset impairment charge                              7.2                   --                 7.2                  --
                                                     -------            ---------           ---------           ---------
      Operating income                                  22.5                  2.7               142.3                81.6

    Interest expense                                     6.7                 10.5                26.9                32.2
    Interest income                                      0.8                  0.9                 1.6                 2.2
    Other loss, net                                     (0.8)                (7.1)               (7.0)               (7.9)
                                                     -------            ---------           ---------           ---------
    Income (loss) before provision for
      income taxes                                      15.8                (14.0)              110.0                43.7
    Provision for income taxes                           7.5                  0.1                19.1                 2.1
                                                     -------            ---------           ---------           ---------
    Net income (loss)                                $   8.3            $   (14.1)          $    90.9           $    41.6
                                                     =======            =========           =========           =========

    Net income (loss) per share:

         Basic                                       $  0.15            $  ( 0.26)          $    1.69           $    0.77
                                                     =======            =========           =========           =========
         Diluted                                     $  0.15            $  ( 0.26)          $    1.68           $    0.77
                                                     =======            =========           =========           =========

    Weighted average number of ordinary
      shares outstanding:
         Basic                                       53,872,204          53,763,600          53,800,529          53,763,600
         Diluted                                     54,840,901          53,763,600          54,218,007          53,764,644


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    UNAUDITED
                           (U.S. dollars in millions)

                                                                                     NINE MONTHS ENDED
                                                                                     -----------------
                                                                            SEPTEMBER 28,         SEPTEMBER 29,
                                                                                2001                  2000
                                                                                ----                  ----
        OPERATING ACTIVITIES:
        Net income                                                             $  90.9               $  41.6
        Adjustments to reconcile net income to cash provided by
             operating activities:
             Goodwill amortization                                                 2.6                   2.5
             Depreciation and amortization other than goodwill                    43.9                  40.5
             Provision for Kunia Well Site                                        15.0                    --
             Asset impairment charge                                               7.2                    --
             Equity in earnings of unconsolidated companies, net of
               dividends                                                          (1.3)                 (1.3)
             Deferred income taxes                                                 8.1                  (0.9)
             Other, net                                                            3.6                   5.5
             Changes in operating assets and liabilities:
               Receivables                                                        20.4                  17.4
               Inventories                                                         0.5                   1.1
               Accounts payable and accrued expenses                              16.0                 (16.9)
               Prepaid expenses and other current assets                          (4.8)                  5.0
               Other noncurrent assets and liabilities                             6.0                   6.9
                                                                               -------               -------
             NET CASH PROVIDED BY OPERATING ACTIVITIES                           208.1                 101.4
                                                                               -------               -------

        INVESTING ACTIVITIES:

        Capital expenditures                                                     (45.2)                (55.7)
        Capital expenditures due to Hurricane Mitch, net of
           insurance proceeds                                                       --                  (3.3)
        Proceeds from sale of assets                                               0.8                   4.9
        Purchase of subsidiaries, net of cash acquired                           (13.8)                 (9.9)
        Other investing activities, net                                            0.8                   1.3
                                                                               -------               -------
             NET CASH USED IN INVESTING ACTIVITIES                             $ (57.4)              $ (62.7)
                                                                               -------               -------

                            See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                                    UNAUDITED
                           (U.S. dollars in millions)


                                                                                    NINE MONTHS ENDED
                                                                                    -----------------
                                                                           SEPTEMBER 28,         SEPTEMBER 29,
                                                                                2001                  2000
                                                                                ----                  ----
        FINANCING ACTIVITIES:
        Proceeds from long-term debt                                          $ 171.0               $ 190.0
        Payments on long-term debt                                             (315.3)               (240.4)
        Proceeds from short-term borrowings                                       2.2                   5.8
        Payments on short-term borrowings                                        (3.6)                 (8.5)
        Other, net                                                               (2.2)                 (1.5)
                                                                              -------               -------
             NET CASH USED IN FINANCING ACTIVITIES                             (147.9)                (54.6)
                                                                              -------               -------

        Effect of exchange rate changes on cash and cash
          equivalents                                                             0.4                  (0.8)
                                                                              -------               -------
        Cash and cash equivalents:
          Net change                                                              3.2                 (16.7)
          Beginning balance                                                      10.6                  31.2
                                                                              -------               -------
          Ending balance                                                      $  13.8               $  14.5
                                                                              =======               =======

        SUPPLEMENTAL CASH FLOW INFORMATION:

             Cash paid for interest                                           $  26.5               $  31.5
                                                                              =======               =======
             Cash paid for income taxes                                       $   2.7               $    --
                                                                              =======               =======

        SUPPLEMENTAL NON-CASH ACTIVITIES:

               Capital lease obligations for new assets                       $   4.3               $  15.9
                                                                              =======               =======

                            See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    UNAUDITED


1. GENERAL

Fresh Del Monte Produce Inc. (Fresh Del Monte) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 57.4% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.1% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of September 28, 2001 and their operating results and cash flows for the period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2001 year.

FOR ADDITIONAL INFORMATION, SEE FRESH DEL MONTE'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN FRESH DEL MONTE'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 29, 2000.

2. ACQUISITION

In June 2001, a subsidiary of Fresh Del Monte, which owned a 50% interest in Agricola Villa Alegre Limitada (Villa Alegre), a producer of grapes and non-tropical fruit in Chile, acquired the remaining 50% interest in Villa Alegre. The total consideration paid in connection with the acquisition of the remaining 50% interest was $13.8 million in cash and the assumption of approximately $2.7 million in short-term debt. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on appraisals and other estimates of their underlying fair values. For the six months ended June 29, 2001, Fresh Del Monte accounted for the earnings from its original 50% investment in Villa Alegre using the equity method of accounting. Effective June 29, 2001, the operating results of Villa Alegre were consolidated with the operating results of Fresh Del Monte.

The following unaudited pro forma information presents a summary of consolidated results of operations of Fresh Del Monte as if the acquisition of the remaining 50% interest in Villa Alegre had occurred on January 1, 2000 (U.S dollars in millions, except share data):

                                                                                  NINE MONTHS ENDED
                                                                                  -----------------
                                                                    SEPTEMBER 28, 2001         SEPTEMBER 29, 2000
        Net sales                                                        $ 1,506.0                  $ 1,448.1
        Net income                                                            90.5                       41.1
        Diluted net income per share                                     $     1.67                 $     0.76
        Number of ordinary shares used in computation                   54,218,007                 53,764,644

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                    UNAUDITED




2. ACQUISITION (continued)

The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisition of the remaining 50% interest in Villa Alegre occurred on January 1, 2000, or of future results of operations of the consolidated entities.

3. INVENTORIES

Inventories consisted of the following (U.S. dollars in millions):


                                                                   SEPTEMBER 28,           DECEMBER 29,
                                                                       2001                   2000
                                                                       ----                   ----

    Fresh produce                                                     $   46.1              $   52.4
    Raw materials and packaging supplies                                  76.5                  79.3
    Growing crops                                                         66.5                  57.1
                                                                      --------              --------
                                                                      $  189.1              $  188.8
                                                                      ========              ========

4. IMPAIRMENT OF LONG-LIVED ASSETS

Fresh Del Monte accounts for the impairment of long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on the continued operating losses of certain growing and production facilities in South and North America related to the other fresh produce segment and a fair valuation study performed related to these assets, Fresh Del Monte recorded a charge of $7.2 million for impairment of long-lived assets during the quarter ended September 28, 2001.

5. COMPREHENSIVE INCOME

Fresh Del Monte had comprehensive income of $8.5 million for the quarter ended September 28, 2001 and comprehensive loss of $15.2 million for the quarter ended September 29, 2000. For the nine months ended September 28, 2001 and September 29, 2000, comprehensive income was $86.2 million and $38.8 million, respectively. Comprehensive income for the quarter and nine months ended September 28, 2001 consisted of net income, unrealized foreign currency translation losses and net unrealized gains and losses on derivatives. Comprehensive income/(loss) for the quarter and nine months ended September 29, 2000 consisted of net income/(loss), unrealized foreign currency translation losses and an unrealized loss on available-for-sale equity securities.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                    UNAUDITED

6. CONTINGENCIES

Starting in December 1993, two of Fresh Del Monte's U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (DBCP) during the period 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to Fresh Del Monte's subsidiaries.

On February 16, 1999, two of Fresh Del Monte's U.S. subsidiaries were served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIA, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the association's members are claiming against Fresh Del Monte's subsidiaries and whether these are the same individuals who have already settled their claims against Fresh Del Monte's subsidiaries.

Fresh Del Monte's subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte's subsidiaries answered the complaint denying all of plaintiff's allegations.

Fresh Del Monte's U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type actions in those countries. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte's subsidiaries for FORUM NON CONVENIENS and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs' petition for an appeal. On May 31, 2001, the Hawaiian plaintiffs' appeal of the dismissal was granted, thereby remanding the action to the Hawaiian State court. A petition for an appeal to the United States Supreme Court was filed on October 9, 2001 and remains pending.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                    UNAUDITED

6. CONTINGENCIES (continued)

plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled LUCAS PASTOR CANALES MARTINEZ, ET AL. V. DOW CHEMICAL CO. ET AL. sued one of Fresh Del Monte's U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases due from the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte's subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000.

On November 15, 1999, one of Fresh Del Monte's U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Fresh Del Monte's subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against Fresh Del Monte's subsidiary and it is premature to evaluate the likelihood of a favorable or unfavorable outcome with respect to any of the non-settled DBCP claims.

On December 4, 2000, the Honolulu Board of Water Supply (Board) amended its complaint (the initial complaint did not include Fresh Del Monte's U.S. subsidiary as a defendant) in state court to include one of Fresh Del Monte's U.S. subsidiaries as one of several defendants for alleged contamination of certain water wells in Honolulu, Hawaii. On April 16, 2001, the Board dismissed Fresh Del Monte's subsidiary without prejudice. As a result of certain contractual obligations, Fresh Del Monte's subsidiary assumed the defense of Del Monte Corporation for certain cross-claims asserted by other defendants. Pursuant to court-monitored settlement discussions, the Board agreed to settle the case in its entirety for a confidential amount. Fresh Del Monte's insurance carrier agreed to pay Fresh Del Monte's subsidiary's portion of the confidential settlement.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte's U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte's subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte's U.S. subsidiary has answered the complaint denying all the plaintiffs' claims and asserting substantial defenses.

Fresh Del Monte's subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                    UNAUDITED

6. CONTINGENCIES (CONTINUED)

above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of September 28, 2001.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte's U.S. subsidiaries in Honolulu, Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte's subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency
(EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte's subsidiary entered into an order (Order) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte's subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 (and is updated from time to time), and it is expected that the feasibility study will be finalized by the fourth quarter of 2001.

Based on an updated draft feasibility study in December 2000, the estimated remediation costs associated with this matter range from $5.2 million to $28.9 million. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $6.4 million and $33.6 million. As a result of communications with the EPA, Fresh Del Monte recorded a charge of $15.0 million in the quarter ended September 28, 2001, in addition to $4.1 million previously recorded as an estimate of the expected future cleanup cost for the Kunia Well Site. Accordingly, an accrual of $19.1 million is included in other noncurrent liabilities in the accompanying balance sheet at September 28, 2001.

In addition to the foregoing, Fresh Del Monte's subsidiaries are involved, from time to time, in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte's operating results.

On May 2, 2001, the European Commission adopted a new regulation which implemented a banana import system based on the agreement reached by the European Union with the United States government on April 11, 2001. The new system became effective July 1, 2001 and maintains the use of the banana import licenses until December 31, 2005. Fresh Del Monte expects that the new system will not have a negative financial impact on its operations. The new system allows Fresh Del Monte to amortize the remaining cost of banana licenses Fresh Del Monte acquired in 1999 through December 31, 2005.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                    UNAUDITED

7. EARNINGS PER SHARE

Basic and diluted per share income (loss) are calculated as follows (U.S. dollars in millions, except share data):

                                                              QUARTER ENDED                    NINE MONTHS ENDED
                                                              -------------                    -----------------
                                                     SEPTEMBER 28,     SEPTEMBER 29,    SEPTEMBER 28,     SEPTEMBER 29,
                                                          2001              2000             2001              2000
                                                          ----              ----             ----              ----
NUMERATOR:
Net income (loss)                                          $ 8.3           $ (14.1)          $ 90.9            $ 41.6
                                                           =====           ========          ======            ======

DENOMINATOR:
Denominator for basic earnings per share -
   weighted average number of ordinary shares
   outstanding                                         53,872,204          53,763,600      53,800,529        53,763,600
Effect of dilutive securities:
   Employee stock options                                 968,697                  --         417,478             1,044
                                                       ----------          ----------      ----------        ----------
Denominator for diluted earnings per share             54,840,901          53,763,600      54,218,007        53,764,644
                                                       ==========          ==========      ==========        ==========

Net income (loss) per share:
    Basic                                                  $ 0.15             $ (0.26)         $ 1.69            $ 0.77
                                                           ======             =======          ======            ======
    Diluted                                                $ 0.15             $ (0.26)         $ 1.68            $ 0.77
                                                           ======             =======          ======            ======


8. BUSINESS SEGMENT DATA

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

                                            QUARTER ENDED                              NINE MONTHS ENDED
                                            -------------                              -----------------
                               SEPTEMBER 28, 2001     SEPTEMBER 29, 2000    SEPTEMBER 28, 2001     SEPTEMBER 29, 2000
                               ------------------     ------------------    ------------------     ------------------
                                 NET        GROSS       NET        GROSS       NET       GROSS      NET        GROSS
                                SALES       PROFIT     SALES       PROFIT     SALES      PROFIT    SALES       PROFIT
                                -----       ------     -----       ------     -----      ------    -----       ------

Bananas                        $ 216.8     $ 20.0     $ 204.5    $ (19.5)   $ 696.6      $ 62.3    $ 718.8     $ 23.8
Other fresh produce              190.0       44.3       170.2       39.4      731.6       165.9      655.4      119.1
Non-produce                       23.9        0.3        21.1        2.0       77.8         3.1       73.9       (1.4)
                               -------     ------     -------     ------   --------     -------   --------    -------
Total                          $ 430.7     $ 64.6     $ 395.8     $ 21.9   $1,506.0     $ 231.3   $1,448.1    $ 141.5
                               =======     ======     =======     ======   ========     =======   ========    =======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                    UNAUDITED

9.  DERIVATIVE FINANCIAL INSTRUMENTS

Effective December 30, 2000, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value and establishes new accounting rules for the hedging instrument depending on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in Other Comprehensive Income
(OCI), a component of shareholders' equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings. The unaudited consolidated financial statements for the periods ended September 28, 2001 include the provisions required by SFAS No. 133, while the unaudited consolidated financial statements for the period ended September 29, 2000 were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

Fresh Del Monte uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign exchange rates. When entered into, Fresh Del Monte formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flows of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value in either "prepaid expenses and other current assets" or "accounts payable and accrued expenses", depending on whether the amount is an asset or liability. The fair values of derivatives used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the cash flows of the underlying hedged transactions and other exposures and to the overall reduction in our risk relating to adverse fluctuations in foreign exchange rates and interest rates. In addition, the earnings impact resulting from Fresh Del Monte's derivative instruments is recorded in the same line item within the consolidated statement of income as the underlying exposure being hedged. Fresh Del Monte also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows of the related underlying exposures. Any ineffective portion of a financial instrument's change in fair value is immediately recognized in earnings.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                    UNAUDITED

9. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Counterparties expose Fresh Del Monte to credit loss in the event of non-performance on currency forward contracts or the interest rate swap agreement. However, because the contracts are entered into with highly- rated financial institutions, Fresh Del Monte does not anticipate non-performance by any of these counterparties. The exposure is usually the amount of the unrealized gains, if any, in such contracts.

FOREIGN CURRENCY MANAGEMENT

To protect against the reduction in value of forecasted foreign currency cash flows resulting from certain net sales over the next year, Fresh Del Monte periodically enters into foreign currency cash flow hedges (Euro and Japanese yen). Fresh Del Monte hedges portions of its forecasted revenue denominated in foreign currencies with forward contracts, which generally expire within one year. When the dollar strengthens significantly against foreign currencies, the decline in value of hedged future foreign currency net sales is offset by gains in the value of the forward contracts. Conversely, when the dollar weakens, the increase in the value of hedged future foreign currency net sales is offset by losses in the value of the forward contracts.

INTEREST RATE MANAGEMENT

Because Fresh Del Monte utilizes primarily variable-rate debt, our results of operations may be significantly affected by fluctuations in interest rates. To protect against fluctuations in interest rates, Fresh Del Monte has entered into an interest rate swap agreement that effectively converts a portion of its $450.0 million Revolving Credit Facility debt to a fixed rate basis through January 30, 2003, thus reducing the impact of interest rate changes under the revolving credit agreement on future interest expense. At September 28, 2001, 58% of the outstanding balance of the Revolving Credit Facility was covered by the interest rate swap agreement.

The adoption of SFAS No. 133, as amended, on December 30, 2000 did not result in a significant cumulative effect of an accounting change to the result of operations or financial position of Fresh Del Monte. The following table summarizes activity in Other Comprehensive Income/(Loss) (OCI) related to derivatives classified as "cash flow hedges" held by Fresh Del Monte during the nine months ended September 28, 2001 (U.S. dollars in millions):

                                                                                NINE MONTHS ENDED
                                                                                SEPTEMBER 28, 2001
                                                                                ------------------

        OCI - Income (loss) derivative instruments, beginning of
          period                                                                        $   --
        Unrealized gain (loss) on foreign exchange
          forward contracts                                                                3.9
        Realized gain (loss) on foreign exchange forward contracts
          reclassified to the income statement                                            (4.1)
        Unrealized gain (loss) on interest rate swap agreement                            (2.8)
                                                                                        ------
        OCI - Income (loss) derivative instruments, end of period                       $ (3.0)
                                                                                        ======


10. STOCK BASED COMPENSATION

On April 17, 2001, Fresh Del Monte granted to directors officers and key employees options to purchase a total of 1,159,030 ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant of $5.95 per share. The options were granted under Fresh Del Monte's 1997 and 1999 share incentive plans. The options vest over periods ranging from twelve months to four years and may be exercised over a period not in excess of ten years. During the nine months ended September 28, 2001, Fresh Del Monte received proceeds of approximately $1.6 million due to the exercise of 206,000 options.

11. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and changes the criteria to recognize intangible assets apart from goodwill. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after

June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, Fresh Del Monte is required to adopt SFAS No. 142 effective December 29, 2001. Fresh Del Monte is currently evaluating the effect that adoption of the provisions of SFAS No. 142 may have on its results of operations and financial position.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $208.1 million for the first nine months of 2001 as compared to $101.4 million for the first nine months of 2000. The increase in cash provided by operating activities was primarily attributed to the increase in net income combined with higher balances in accounts payable and accrued expenses.

Working capital was $122.6 million at September 28, 2001 and $156.9 at December 29, 2000, a decrease of $34.3 million.

Net cash used in investing activities for the first nine months of 2001 was $57.4 million compared with net cash used in investing activities of $62.7 million for the first nine months of 2000. Net cash used in investing activities for 2001 consisted primarily of capital expenditures of $45.2 million and the acquisition of the remaining 50% interest in a Chilean subsidiary engaged in the production of grapes and non-tropical fruit for approximately $13.8 million. Net cash used in investing activities for 2000 primarily consisted of capital expenditures of $55.7 million and the purchase of subsidiaries, net of cash acquired.

Net cash used in financing activities for the first nine months of 2001 and 2000 was $147.9 million and $54.6 million, respectively. Net cash used in financing activities for the nine months of 2001 and 2000 consisted primarily of net repayments of long-term debt of $144.3 million and $50.4 million, respectively.

At September 28, 2001, Fresh Del Monte had $452.5 in committed working capital facilities, of which $318.9 million was available. The major portion of these facilities is represented by the $450.0 million Revolving Credit Facility. This Revolving Credit Facility includes a swing line facility, a letter of credit facility and a foreign exchange contract facility. At September 28, 2001, $2.6 million of available credit was applied towards the issuance of letters of credit. The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte's assets and expires on May 19, 2003. The Revolving Credit Facility permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (LIBOR). Outstanding borrowings on the Revolving Credit Facility at September 28, 2001 were $130.3 million, bearing interest at an average rate of 5.34%.

On May 10, 2000, Fresh Del Monte amended the $450.0 million Revolving Credit Facility to include a five-year term loan (Term Loan) of $135.0 million. The Term Loan has similar terms and conditions as the Revolving Credit Facility, is payable in quarterly installments of $3.4 million which commenced on September 30, 2000, and bears interest based on a spread over LIBOR (4.59% at September 28, 2001). The Term Loan matures on May 10, 2005 with a final payment of $70.9 million. The unpaid balance of the Term Loan at September 28, 2001 was $118.1 million.

As of September 28, 2001, Fresh Del Monte had $345.0 million of long-term debt and capital lease obligations, including the current portion, consisting of $130.3 million related to the Revolving Credit Facility, $118.1 million related to the Term Loan, $56.1 million of long-term debt related to refrigerated vessel loans, $17.3 million of other long-term debt and $23.2 million of capital lease obligations.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


LIQUIDITY AND CAPITAL RESOURCES (continued)

As of September 28, 2001, Fresh Del Monte had cash and cash equivalents of $13.8 million.

RESULTS OF OPERATIONS

THIRD QUARTER 2001 COMPARED WITH THIRD QUARTER 2000

NET SALES. Net sales for the third quarter of 2001 were $430.7 million compared with $395.8 million for the third quarter of 2000. The increase in net sales of $34.9 million, or 9% was attributable to both the banana and other fresh produce categories. Net sales of bananas increased as a result of strong pricing in North America and Europe. Net sales of other fresh produce increased as a result of higher pineapple sales volume and increased melon and fresh-cut produce sales volume and pricing.

Net sales were adversely affected by a weaker dollar versus the Euro and Japanese yen. The net effect of foreign exchange in the third quarter of 2001 compared with the same period of 2000 was a decrease in net sales of approximately $8.2 million.

COST OF PRODUCTS SOLD. Cost of products sold was $366.1 million for the third quarter of 2001 compared with $373.9 million for the third quarter of 2000, a decrease of $7.8 million primarily attributable to the planned reduction in banana sales volumes combined with lower sea transportation costs.

GROSS PROFIT. Gross profit was $64.6 million for the third quarter of 2001 compared with $21.9 million for the same period in 2000, an increase of $42.7 million. As a percentage of net sales, gross profit margin increased from 5.5% in the third quarter of 2000 to 15.0% in the third quarter of 2001 primarily due to higher per unit sales prices of bananas combined with reduced sea transportation costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $19.0 million in the third quarter of 2001 compared with $18.3 million for the third quarter of 2000. The increase is principally due to higher selling and marketing expenses in North America combined with higher professional fees and other expenses due to the business expansion.

PROVISION FOR KUNIA WELL SITE. As the result of communications with the EPA related to our leased plantation in Kunia, Hawaii, a non cash charge of $15.0 million for environmental remediation was recorded during the third quarter of 2001.

ASSET IMPAIRMENT CHARGE. Based on the continued operating losses of certain growing and production facilities in South and North America related to the other fresh produce segment and a fair valuation study performed related to these assets, a charge of $7.2 million for impairment of long-lived assets was recorded during the third quarter of 2001.

OPERATING INCOME. Operating income for the third quarter of 2001 was $22.5 million compared with $2.7 million for the same period in 2000, an increase of $19.8 million. This increase in operating income is

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

THIRD QUARTER 2001 COMPARED WITH THIRD QUARTER 2000 (continued)

attributable to the increase in gross profit, partially offset by the provision for the Kunia Well Site and the asset impairment charge.

INTEREST EXPENSE. Interest expense decreased $3.8 million to $6.7 million for the third quarter of 2001 compared with $10.5 million for the third quarter of 2000, as a result of lower effective interest rates and a lower average debt balance.

OTHER LOSS, NET. Other loss, net decreased by $6.3 million from a loss of $7.1 million for the third quarter of 2000 to a loss of $0.8 million for the third quarter of 2001. The change is due primarily to a write-down of investment in equity securities recorded during the third quarter of 2000.

PROVISION FOR INCOME TAXES. Provision for income taxes increased from $0.1 million in the third quarter of 2000 to $7.5 million in the third quarter of 2001 primarily due to adjustments for ongoing audits in various jurisdictions, increased earnings in jurisdictions where tax rates are significantly higher than in prior years, and tax losses in jurisdictions in which utilization of those losses cannot be assured.

FIRST NINE MONTHS OF 2001 COMPARED WITH FIRST NINE MONTHS OF 2000

NET SALES. Net sales for the first nine months of 2001 were $1,506.0 million compared with $1,448.1 million for the first nine months of 2000. The increase in net sales of $57.9 million, or 4% was attributable to the other fresh produce category, partially offset by lower banana net sales. Net sales of other fresh produce increased as a result of higher pineapple and melon sales volume and pricing, as well as higher sales volume and pricing on fresh-cut products. Although banana per unit sales prices increased by 5% in comparison to the prior year, banana net sales decreased by $22.2 million as compared to the prior year due to a planned reduction in sales to selected less profitable markets. The fresh-cut operations contributed $58.0 million to net sales in the first nine months of 2001.

Net sales were adversely affected by a stronger dollar versus the Euro and Japanese yen. The net effect of foreign exchange in the first nine months of 2001 compared with the same period of 2000 was a decrease in net sales of approximately $34.7 million.

COST OF PRODUCTS SOLD. Cost of products sold was $1,274.7 million for the first nine months of 2001 compared with $1,306.6 million for the first nine months of 2000, a decrease of $31.9 million. The decrease is primarily due to the planned reduction in banana sales volumes combined with lower sea transportation costs.

GROSS PROFIT. Gross profit was $231.3 million for the first nine months of 2001 compared with $141.5 million for the same period in 2000, an increase of $89.8 million or 63%. As a percentage of net sales, gross profit margin increased to 15.4% in the first nine months of 2001 from 9.8% in the first nine months of 2000 primarily due to higher banana per unit sales prices, higher net sales of other fresh produce principally pineapples and melons and reduced sea transportation costs.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


FIRST NINE MONTHS OF 2001 COMPARED WITH FIRST NINE MONTHS OF 2000 (continued)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $6.9 million to $64.2 million in the first nine months of 2001 compared with $57.3 million for the first nine months of 2000. The increase is principally due to higher selling and marketing expenses in North America combined with higher professional fees and other expenses due to the expansion of our business.

PROVISION FOR KUNIA WELL SITE. As the result of communications with the EPA related to our leased plantation in Kunia, Hawaii, a charge of $15.0 million for environmental remediation was recorded during the third quarter of 2001.

ASSET IMPAIRMENT CHARGE. Based on the continued operating losses of certain growing and production facilities in South and North America related to the other fresh produce segment and a fair valuation study performed related to these assets, a charge of $7.2 million for impairment of long-lived assets was recorded during the third quarter of 2001.

OPERATING INCOME. Operating income for the first nine months of 2001 was $142.3 million compared with $81.6 million for the same period in 2000, an increase of $60.7 million, or 74%. The increase is due primarily to an increase in gross profit, partially offset by the provision for the Kunia Well Site and the asset impairment charge.

INTEREST EXPENSE. Interest expense decreased $5.3 million to $26.9 million for the first nine months of 2001 compared with $32.2 million for the first nine months of 2000, as a result of lower effective interest rates and a lower average debt balance.

OTHER LOSS, NET. Other loss, net decreased by $0.9 million from a loss of $7.9 million for the first nine months of 2000 to a loss of $7.0 million for the first nine months of 2001. The change was due primarily to a write-down of investment in equity securities recorded during the third quarter of 2000, partially offset by lower equity earnings of unconsolidated subsidiaries and the higher minority interest of consolidated subsidiaries which were not wholly-owned by Fresh Del Monte for the first nine months of 2001.

PROVISION FOR INCOME TAXES. Provision for income taxes increased from $2.1 million in the first nine months of 2000 to $19.1 million for the first nine months of 2001 primarily due to adjustments for ongoing audits in various jurisdictions, increased earnings in jurisdictions where tax rates are significantly higher than in prior years, and tax losses in jurisdictions in which utilization of those losses cannot be assured.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS No.142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and changes the criteria to recognize intangible assets apart from goodwill. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


RECENT ACCOUNTING PRONOUNCEMENTS (continued)

but are reviewed annually, or more frequently if indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, Fresh Del Monte is required to adopt SFAS No. 142 effective December 29, 2001. Fresh Del Monte is currently evaluating the effect that adoption of the provisions of SFAS No.142 may have on its results of operations and financial position.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FRESH DEL MONTE PRODUCE INC.

Date:   October 29, 2001                  By: /s/ Hani El-Naffy
                                             -----------------------------------
                                             Hani El-Naffy
                                             President & Chief Operating Officer




                                          By: /s/ John F. Inserra
                                             -----------------------------------
                                              John F. Inserra
                                              Executive Vice President &
                                              Chief Financial Officer